

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

<u>Via E-mail</u>
Eric M. Sherbet
General Counsel
inVentiv Health, Inc.
1 Van De Graaff Drive
Burlington, Massachusetts 01803

   Re: inVentiv Health, Inc.
     Amendment No. 3 to Registration Statement on Form S-4
     Filed February 10, 2015
     File No. 333-197719

Dear Mr. Sherbet:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2014 letter.

<u>Summary Consolidated Financial Data, page 14</u>

1. We have reviewed your response to our comment. If Synergy Adjusted EBITDA is the measure that is used in determining compliance with a covenant and that covenant is a material term of a credit agreement that you believe is a material agreement and that information about the covenant is material to an investor's understanding of the your financial condition and/or liquidity, then you may be required to disclose the measure as part of your MD&A. In disclosing the non-GAAP financial measure in this situation, you should consider also disclosing the following:

- the material terms of the credit agreement including the covenant;
- the amount or limit required for compliance with the covenant; and
- the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

If Synergy Adjusted EBITDA is not the exact measure contemplated in the covenant calculation or if you do not believe information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, please remove the measure from future filings.

Executive Compensation, page 92

General

2.   We note that Mr. Meister served as your Chief Executive Officer for part of 2014. Please revise your disclosure to include information regarding his compensation. Please refer to Item 402(a)(3) and (4) of Regulation S-K.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Stacie Gorman, Staff Attorney, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Matthew D. Bloch
        Heather L. Emmel
        Weil, Gotshal & Manges LLP